Pricing Supplement
To underlying supplement No. 1 dated September 29, 2009,
product supplement AZ dated September 29, 2009,
prospectus supplement dated September 29, 2009 and
prospectus dated September 29, 2009
Deutsche Bank AG
Pricing Supplement No. 1344AZ Registration Statement No. 333-162195 Dated October 14, 2011; Rule 424(b)(2)
Structured Investments	Deutsche Bank $2,000,000 Knock-Out Notes Linked to the S&P 500® Index and the Russell 2000® Index due January 6, 2014
General
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The notes are designed for investors who seek a return at maturity linked to the individual performance of the S&P 500® Index and the Russell 2000® Index (each, an “Underlying”). If a Knock-Out Event has not occurred and the Final Underlying Level of the Laggard Underlying is greater than its Initial Underlying Level, investors will be entitled to receive a return on their investment equal to the Contingent Minimum Return of 50.00%. The notes do not pay coupons or dividends and investors should be willing to lose a significant portion or all of their initial investment if a Knock-Out Event occurs. Any Payment at Maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing January 6, 2014†
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof
•	The notes priced on October 14, 2011 (the “Trade Date”) and are expected to settle on October 19, 2011 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Underlyings:		Ticker Symbol	Initial Underlying Level	Knock-Out Level
	S&P 500® Index	SPX	1,224.58	985.79
	Russell 2000® Index	RTY	712.46	573.53
Knock-Out Event:	A Knock-Out Event occurs if the Final Underlying Level of either Underlying is less than its respective Knock-Out Level on the Final Valuation Date.
Knock-Out Buffer Amount:	19.50%
Knock-Out Level:	For each Underlying, 80.50% of its Initial Underlying Level, as set forth in the table above.
Contingent Minimum Return:	50.00%
Payment at Maturity:	•
If a Knock-Out Event has not occurred, and the Final Underlying Level of the Laggard Underlying is greater than its Initial Underlying Level, you will be entitled to receive a cash Payment at Maturity equal to $1,000 plus the product of (a) $1,000 and (b) the Contingent Minimum Return.

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If a Knock-Out Event has not occurred, and the Final Underlying Level of the Laggard Underlying is less than or equal to its Initial Underlying Level, you will be entitled to receive a cash Payment at Maturity equal to the Face Amount.

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If a Knock-Out Event has occurred, you will be entitled to receive a cash Payment at Maturity equal to the Face Amount plus the product of the Face Amount and the Underlying Return of the Laggard Underlying.
If a Knock-Out Event has occurred, you will lose 1.00% of the Face Amount for every 1.00% the Final Underlying Level of the Laggard Underlying is below its Initial Underlying Level. Accordingly, you may lose a significant portion or all of your investment at maturity.

Any Payment at Maturity is subject to the credit of the Issuer.
Laggard Underlying:
The Underlying with the lower Underlying Return on the Final Valuation Date.  If the calculation agent determines that the two Underlyings have equal Underlying Returns, then the calculation agent will, in its sole discretion, designate either of the Underlyings as the Laggard Underlying.

Underlying Return:	For each Underlying, the Underlying Return will be calculated as follows: Final Underlying Level – Initial Underlying Level Initial Underlying Level
Initial Underlying Level:	For each Underlying, the closing level of such Underlying on the Trade Date, as set forth in the table above.
Final Underlying Level:	For each Underlying, the closing level of such Underlying on the Final Valuation Date
Final Valuation Date†:	December 31, 2013
Maturity Date†:	January 6, 2014
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	2515A1DU2/US2515A1DU26
†Subject to postponement as described in the accompanying product supplement under “Description of Securities — Adjustments to Valuation Dates and Payment Dates”.
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 6 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public	Fees(1)	Proceeds to Issuer
Per note	$1,000.00	$15.00	$985.00
Total	$2,000,000.00	$30,000.00	$1,970,000.00
(1)  Please see "Supplemental Plan of Distribution" in this pricing supplement for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,000,000.00	$229.20

JPMorgan
Placement Agent
October 14, 2011

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with underlying supplement No. 1 dated September 29, 2009, product supplement AZ dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

•	Product supplement AZ dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200186/d424b21.pdf

•	Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

•	Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Payment at Maturity on the Notes Assuming a Range of Performances for the Laggard Underlying?

The following table illustrates a range of hypothetical Payments at Maturity on the notes. The table and the examples below assume a hypothetical Initial Underlying Level of 1,000.00 and a hypothetical Knock-Out Level of 805.00 for the Laggard Underlying, equal to 80.50% of the hypothetical Initial Underlying Level. The actual Initial Underlying Level and Knock-Out Level for each Underlying are indicated on the cover of this pricing supplement. The results set forth below are for illustrative purposes only. The actual return on the notes will be based on whether or not a Knock-Out Event occurs and on the Underlying Return of the Laggard Underlying, both of which will be based on the performance of the Underlyings.  The numbers appearing in the table and examples below have been rounded for ease of analysis.

Final Underlying Level of Laggard Underlying	Underlying Return of Laggard Underlying	Return on the Notes	Payment at Maturity
2,000.00	100.00%	50.00%	$1,500.00
1,900.00	90.00%	50.00%	$1,500.00
1,800.00	80.00%	50.00%	$1,500.00
1,700.00	70.00%	50.00%	$1,500.00
1,600.00	60.00%	50.00%	$1,500.00
1,500.00	50.00%	50.00%	$1,500.00
1,400.00	40.00%	50.00%	$1,500.00
1,300.00	30.00%	50.00%	$1,500.00
1,200.00	20.00%	50.00%	$1,500.00
1,100.00	10.00%	50.00%	$1,500.00
1,050.00	5.00%	50.00%	$1,500.00
1,025.00	2.50%	50.00%	$1,500.00
1,000.00	0.00%	0.00%	$1,000.00
950.00	-5.00%	0.00%	$1,000.00
900.00	-10.00%	0.00%	$1,000.00
805.00	-19.50%	0.00%	$1,000.00
800.00	-20.00%	-20.00%	$800.00
700.00	-30.00%	-30.00%	$700.00
600.00	-40.00%	-40.00%	$600.00
500.00	-50.00%	-50.00%	$500.00
400.00	-60.00%	-60.00%	$400.00
300.00	-70.00%	-70.00%	$300.00
200.00	-80.00%	-80.00%	$200.00
100.00	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred and the closing level of the Laggard Underlying decreases from its Initial Underlying Level of 1,000 to a Final Underlying Level of 900.  Because the closing level of each Underlying is not less than its respective Knock-Out Level on the Final Valuation Date, a Knock-Out Event has not occurred. Because the Final Underlying Level of the Laggard Underlying of 900 is less than the Initial Underlying Level of 1,000, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 2: A Knock-Out Event has not occurred and the closing level of the Laggard Underlying increases from its Initial Underlying Level of 1,000 to a Final Underlying Level of 1,050. Because the closing level of each Underlying is not less than its respective Knock-Out Level on the Final Valuation Date, a Knock-Out Event has not occurred. Because the Final Underlying Level of the Laggard Underlying of 1,050 is greater than its Initial Underlying Level of 1,000, the investor receives a Payment at Maturity of $1,500.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 50.00%) = $1,500.00

Example 3: A Knock-Out Event has occurred and the closing level of the Laggard Underlying decreases from its Initial Underlying Level of 1,000 to a Final Underlying Level of 600. Because the closing level of one Underlying is less than its Knock-Out Level on the Final Valuation Date, a Knock-Out Event has occurred and the investor receives a Payment at Maturity of $600.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x -40.00%) = $600.00

Selected Purchase Considerations

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CAPPED APPRECIATION POTENTIAL – The notes are linked to the performances of the Underlyings and provide the opportunity to receive the Contingent Minimum Return of 50.00% if a Knock-Out Event has not occurred and the Final Underlying Level of the Laggard Underlying is greater than its Initial Underlying Level. If a Knock-Out Event has not occurred, and the Final Underlying Level of the Laggard Underlying is less than or equal to its Initial Underlying Level, you will be entitled to receive a cash payment at maturity equal to the Face Amount. If a Knock-Out Event has occurred, you will lose 1% of the Face Amount for every 1% the Final Underlying Level of the Laggard Underlying is below its Initial Underlying Level. Accordingly, you could lose a significant portion or all of your investment in the notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	RETURN LINKED TO THE INDIVIDUAL PERFORMANCE OF TWO UNDERLYINGS — The notes are linked to the individual performance of the S&P 500® Index and the Russell 2000® Index.

S&P 500® Index

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500 Index” in the accompanying underlying supplement No. 1 dated September 29, 2009.

Russell 2000® Index

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Russell 2000® Index measures the composite price performance of stocks of approximately 2,000 companies domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. This is just a summary of the Russell 2000® Index. For more information on the Russell 2000® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The Russell Indices – Russell 2000® Index” in the accompanying underlying supplement No. 1 dated September 29, 2009.

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TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes. Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable to treat the notes as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, (i) you should not recognize taxable income or loss prior to the maturity of your notes, other than pursuant to a sale or exchange, and (ii) your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year.  If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Legislation enacted in 2010 requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided.  If you are an individual, you should consult your tax adviser regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlyings or any of the component stocks underlying the Underlyings.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment.  An investment in the notes is exposed to the performance of the Underlyings. The return on the notes at maturity is based on whether or not a Knock-Out Event occurs, and, if a Knock-Out Event does occur, the extent to which the Underlying Return of the Laggard Underlying is negative.  If a Knock-Out Event occurs, you will lose 1% of the Face Amount for every 1% the Final Underlying Level of the Laggard Underlying is below the Initial Underlying Level. Accordingly, you could lose a significant portion or all of your investment in the notes.

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YOUR RETURN ON THE NOTES IS LIMITED TO THE CONTINGENT MINIMUM RETURN REGARDLESS OF ANY APPRECIATION IN THE UNDERLYINGS — The notes will not pay more than the Face Amount, plus the product of the Face Amount and the Contingent Minimum Return, at maturity. The maximum Payment at Maturity will be $1,500.00 per $1,000.00 Face Amount, regardless of the appreciation of either Underlying. You will not receive more than such maximum Payment at Maturity even if the Underlying Return of an Underlying is greater than the Contingent Minimum Return.

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THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the notes.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates may hedge our exposure from the notes by entering into equity, equity derivative, foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlyings and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlyings on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlyings. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the notes.

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YOU WILL NOT BE ENTITLED TO RECEIVE THE CONTINGENT MINIMUM RETURN IF THE FINAL UNDERLYING LEVEL OF THE LAGGARD UNDERLYING DECLINES FROM ITS INITIAL UNDERLYING LEVEL — If the Final Underlying Level of the Laggard Underlying declines from its Initial Underlying Level, you will not be entitled to receive the Contingent Minimum Return.  Under these circumstances, you will not receive more than the Face Amount at maturity, and you may lose a significant portion or all of your investment if a Knock-Out Event has occurred.

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IF A KNOCK-OUT EVENT OCCURS, YOUR PAYMENT AT MATURITY WILL BE DETERMINED SOLELY BY THE LAGGARD UNDERLYING — If a Knock-Out Event occurs, the payment you receive at maturity will be determined solely by reference to the Laggard Underlying.

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YOUR INVESTMENT IS EXPOSED TO A DECLINE IN THE LEVEL OF EACH UNDERLYING — Your return on the notes, if any, and the Payment at Maturity are not linked to a basket consisting of the Underlyings. Rather, the Payment at Maturity will be determined by reference to the performance of each individual Underlying. Unlike an instrument with a return linked to a basket, in which risk is mitigated and diversified among all of the basket components, you will be exposed equally to the risks related to each of the Underlyings. Poor performance by either of the Underlyings over the term of the notes may negatively affect your Payment at Maturity and will not be offset or mitigated by a positive performance by the other Underlying.

•	THE NOTES DO NOT PAY COUPONS — Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Underlyings would have.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY —While the Payment at Maturity described in this pricing supplement is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.   As a result, the price at which Deutsche Bank (or its affiliates) will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank (or its affiliates) may offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank (or its affiliates) is willing to buy the notes.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. The calculation agent will determine, among other things, whether a Knock-Out Event has occurred, the Final Underlying Level, the Underlying Return and the amount that Deutsche Bank AG will pay you at maturity.  The calculation agent will also be responsible for determining whether a Market Disruption Event has occurred. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The determination of a Market Disruption Event or a Knock-Out Event by the calculation agent could adversely affect the amount of payment you receive at maturity.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing levels of the Underlyings on the Final Valuation Date, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	whether the closing levels of the Underlyings have decreased from the Initial Underlying Level by more than the Knock-Out Buffer Amount on the Final Valuation Date;

•	the expected volatility of the Underlyings;

•	the time remaining to maturity of the notes;

•	the dividend rate on the components stocks underlying the Underlyings;

•	interest rates and yields in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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PAST PERFORMANCE OF THE UNDERLYINGS IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlyings over the term of the notes may bear little relation to the historical levels of the Underlyings and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlyings or whether the performance of the Underlyings will result in any return of your investment.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date and the Final Valuation Date could adversely affect the levels of the Underlyings and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graphs set forth the historical performances of the S&P 500® Index and the Russell 2000® Index from October 13, 2006 through October 14, 2011. The closing level of the S&P 500® Index on October 14, 2011 was 1,224.58. The closing level of the Russell 2000® Index on October 13, 2011 was 712.46. We obtained the historical closing levels of the Underlyings from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical levels of the Underlyings should not be taken as an indication of future performance, and no assurance can be given as to the Final Underlying Levels.  We cannot give you assurance that the performances of the Underlyings will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents for the notes, will receive a fee from the Issuer of $15.00 per $1,000 Face Amount of notes.